UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

As set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2012, Dorad Energy Ltd. (“Dorad”), a private Israeli company in which the Company indirectly holds 7.5% of the issued and outstanding share capital, previously entered into a long-term natural gas delivery contract with East Mediterranean Gas Company, S.A.E. (“EMG”), an Egyptian company.

As set forth in the Company’s report on Form 6-K, which was filed with the SEC on April 24, 2012, Dorad received a letter dated April 22, 2012 from EMG indicating that the Egyptian energy companies with which EMG entered into a Gas Supply and Purchase Agreement (the “GSPA”) (Egyptian General Petroleum Corporation and Egyptian Natural Gas Holding Company, together, the “Egyptian Gas Companies”) delivered a notice to EMG purporting to terminate their agreement with EMG.

On June 24, 2012, Dorad notified that an additional letter was received by Dorad from EMG on June 21, 2012 indicating that while the termination attempt of the GSPA was unlawful and in bad faith, on May 9, 2012, EMG found itself with little practical alternative but to accept the Egyptian Gas Companies’ repudiation of the GSPA, resulting in the termination of the GSPA at common law. Such additional letter from EMG further indicated that EMG continues to explore the possibility of alternative gas supply as a result of the aforementioned termination of the GSPA.

As indicated in the Company’s annual report on Form 20-F for the year ended December 31, 2011, and in the Company’s Form 6-K filed on April 24, 2012, Dorad may be required to procure natural gas from sources other than EMG. Dorad informed the Company that it is examining the notices from EMG and their implications with its advisors, including in connection with advances paid by Dorad to EMG and other damages resulting from the notice. As previously reported by the Company, the Company was informed that Dorad is currently negotiating with a potential supplier of natural gas in the area, holding oil and gas exploration and excavation licenses in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

  Dated:   June 26, 2012